THE REAL HIP-HOP NETWORK, INC.
455 Pennsylvania Avenue NW, Suite 400
Washington, DC 20004

  September 26, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Larry Spirgel, Assistant Director

Re:	The Real Hip-Hop Network, Inc. Registration Statement on Form S-1 Filed August 27, 2013 File No. 333-190837

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated September 23, 2013 addressed to Mr. Atonn Muhammad, the Company’s President and CEO, with respect to the Company’s filing of its Form S-1.

The Company has replied below to your comment with a response following a repetition of the Staff’s comment to which it applies (the “Comment”). The response to the Comment is numbered to relate to the corresponding Comment in your letter.

 General

1. We note from pages 27 and 28 that you are registering the resale of shares held by SSM Media Ventures, Inc. and Accelerated Venture Partners and the resale of the shares held by the other selling shareholders. It appears from page II-2 the other selling shareholders received their shares in the company from SSM for no value. We view all of the resales to be in substance the primary distribution of the company’s shares to the investing public where SSM, AVP, and other selling shareholders are acting as conduits. Although the current facts are somewhat different, please refer to CD&I 612.15 that can be found on the internet at: http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm. Therefore, we believe SSM, AVP, and the other selling shareholders are underwriters with respect to their resales and your disclosure (i) must state that all of the selling shareholders are underwriters (not “may be deemed” underwriters as disclosed on page 32), and (ii) the resales by SSM, AVP, and other selling shareholders must be at a fixed price for the entire duration of the offering (as you have disclosed for the primary component). Please revise your disclosure.

Company Response

We have clarified the disclosure on page II-2 that there were shares transferred from SSM to Atonn Muhammad the Company’s founder; whereby he subsequently transferred shares over an approximate period of twenty-four (24) months to approximately 49 people and/or entities.  Two (2) of the subsequent shareholders are affiliated with SSM and are also directors of the Company they are Matthew Anderson and Abdul Aquil Muhammad.

AVP acquired its shares as the founder of the Company for total consideration of $2,000 and has not distributed any shares from its original purchase.

None of the shareholders are currently broker dealers nor have they ever been broker dealers; moreover, the Company will not be compensated by any sales from the selling shareholders.

Based upon the above disclosure, the Company believes SSM, AVP and the other selling shareholders were not acting as conduit(s) for the distribution of shares; moreover there is no subsidiary, spin-off or otherwise contemplated by the Company in relationship to Mr. Muhammad’s transfer of shares to the approximately 49 individuals/entities.

Mr. Larry Spirgel
September 26, 2013

Prospectus Cover Page

2. You disclose here and elsewhere that “we intend to have a market maker file an application with the Financial Industry Regulatory Authority (‘FINRA’) for our common stock to be eligible for trading on the Over-the-Counter Bulletin Board (‘OTCBB’) or other U.S. trading exchange.” Please revise this disclosure. Your reference the OTCBB “or other U.S. trading exchange” suggests that the OTCBB is also an exchange rather than a quotation medium.

Company Response

We have revised the disclosure to state “OTCBB or a U.S. trading exchange”

Prospectus Summary, page 4

3. Please clarify throughout your business disclosure what actions and operations relate to the company versus the company’s parent, SSM Media Ventures Inc., or the Licensor, The Real Hip-Hop Network, Broadcast Corp.

 Company Response

We have modified the disclosure throughout our business disclosure to clarify what actions and operations relate to the company versus SSM Media Ventures Inc., or the Licensor, The Real Hip-Hop Network, Broadcast Corp. Furthermore, SSM Media Ventures Inc. is the majority shareholder with its own operations independent of the Companies operations.

4. Please clarify your statement that here and elsewhere that “RHN has also beta tested its content to over 164,000,000 households in Africa, Europe, and the Middle East through an informal available time brokerage agreement with Ethiopian Broadcast System (EBS).” Explain whether 164 million households actually ordered or watched the RHN content, and disclose the material terms of the time brokerage agreement with EBS.

Company Response

We have removed this statement throughout the document.

5. Your disclosure regarding the Licensing Agreement suggests that the license is currently in effect. However, it appears from Section 3.1 of the amended Licensing Agreement that the license is not in effect until the company meets the net revenues or funding requirements. Please advise and revise your disclosure as appropriate.

Company Response

We have amended the Licensing Agreement to clearly state in section 3.1that the license is in effect.

6. We note your disclosure on pages F-8 and F-20 that describes your relationship with DirecTV and DISH. On these pages you state the company was assigned a term sheet. However, on pages 4, 37, 42, and 51, you appear to describe your relationship with DirecTV and DISH Network as if you had a binding and enforceable contract. Please advise whether you have a binding and enforceable contract with these satellite operators and revise your disclosure as necessary. If you do not have binding and enforceable contracts, disclose the current state of negotiations and the steps necessary to achieve such binding and enforceable contracts. File any agreements as exhibits.

Company Response

As disclose on pages F-8 of our Form 10K ended March 31, 2013 and F-20 of our Form 10Q ended June 30, 2013 the Company had been assigned non-binding term sheets disclosed in the Licensing Agreement on August 15, 2011 that was amended on August 14, 2013 to assign binding and enforceable agreements as to the terms disclosed in the exhibits to the amended Licensing Agreement.

Mr. Larry Spirgel
September 26, 2013

Risk Factors, page 8

7. We note your references to Current.com on pages 19 and 22. Please clarify.

Company Response

We have remove reference to “Current.com”

8. Please add a risk factor discussing the risks of conducting concurrent primary and secondary offerings. For instance, disclose how your selling efforts for the primary offering will be affected when an investor may purchase in the secondary offering.

Company Response

Through this prospectus we are conducting a primary and secondary offering; potential investors must be aware that shares of the Company will be available to purchase from not only the Company, but also through existing selling shareholders.

The Company is offering for sale a maximum of 5,000,000 shares of common stock at a fixed price of $5.00 per share for the duration of the offering set at sixteen (16) months following the effectiveness of this Registration Statement, with no minimum number of shares that must be sold.  We will receive all the proceeds from this primary offering.  Certain selling stockholders will be offering 3,176,050 of our shares of common stock at a fixed price of $5.00 per share; we will receive no proceeds from the secondary offering. 2,376,050 of these shares are subject to a 180 day restriction under a lockup agreement.

Potential investors will have the opportunity to purchase shares from either the Company or selling shareholders; moreover, once the lock-up agreement has expired additional shares will be made available for purchase, which in turn may negatively impact the appeal to potential investors in purchasing the shares.

Company Response

Selling Stockholders, page 26

9. We note your disclosure on page 29 that only Mr. Neher has had a relationship with you other than as a shareholder or executive officer. However, you are required to indicate the nature of any position, office, or other material relationship which any selling security holder has had within the past three years with the company or any of its predecessors or affiliates. Please revise as necessary.

Company Response

We have added the necessary disclosure to this section.

10. Please disclose when and how the selling shareholders received their shares.

Company Response

We have disclosed that the selling shareholders marked with an asterisk (*) were gifted the shares by SSM Media Ventures Inc., at different times over the last twenty-four months.

11. The description of the terms of the lock-up agreements on page 27 differs from the terms of the form of lock-up agreement filed as Exhibit 10.9. Please advise and reconcile these differences.

Mr. Larry Spirgel
September 26, 2013

Company Response

We have reconciled the disclosure on page 27 with the filed Exhibit 10.9.

12. Please discuss the purpose and effect of the lock-up agreements here and under “Plan of Distribution.”
Plan of Distribution, page 31

Company Response

Lockup agreements prohibit company insiders—including employees, their friends and family, and venture capitalists—from selling their shares for a set period of time. In other words, the shares are "locked up." Before a company goes public, the company and its underwriter typically enter into a lockup agreement to ensure that shares owned by these insiders don’t enter the public market too soon after the offering.

13. You disclose on the prospectus cover page that, “Mr. Muhammad is under an informal agreement regarding the Company’s shares he controls and Mr. Butler Jr is in a formal Lock-Up Agreement (See Exhibit 10.9) with the Company for the duration of the offering and will not sell any of their respective shares until the Company sells all of the 5,000,000 shares in its offering.” Please discuss the material terms of these agreements. Discuss why Mr. Muhammad is only subject to an informal agreement and not a written agreement. Explain your reference to Exhibit 10.9 as the source of Mr. Butler’s obligation not to sell any of his shares until the company sells all 5.0 million shares it is offering. In this regard, the form of lock-up agreement filed as Exhibit 10.9 does not appear to contain these terms.

Company Response

We have modified the disclosure to state “Mr. Muhammad and Mr. Butler have entered into formal Lock-Up Agreement’s with the Company”

Description of Business, page 35

Programming Themes and Concepts, page 40

14. You disclose on page 38 that the company has exclusive rights to approximately 30,000 hours of content. Please disclose how many hours of this context fall into each category set forth in pages 40 and 41, as well as into the overall planned programming schedule consisting of approximately 45% music video-based entertainment and 55% original programming around the Hip-Hop lifestyle and culture. Also disclose whether you currently have rights to each specific show and program mentioned.

Company Response

We have disclosed how many hours of the content fall into each category set forth in pages 40 and 41, as well as into the overall planned programming schedule consisting of approximately 45% music video-based entertainment and 55% original programming around the Hip-Hop lifestyle and culture. We have also disclosed whether we currently have rights to each specific show and program mentioned.

Plan of Operation, page 51

15. Please provide disclosure about what steps the company has taken since entering into the Licensing Agreement to meet the conditions of the agreement, to further the company’s business plan and to begin operations. Discuss with specificity any expenses incurred for these activities.

Company Response

We have added disclosure stating that “The Company has started testing the content feed to both DirecTV and DISH Network and it is estimated that the testing will be completed by the end September, 2013 with no cost to the Company”

Mr. Larry Spirgel
September 26, 2013

Summary Compensation Table, page 62

16. Please update for the fiscal year ended March 31, 2013.

Company Response

We have updated the disclosure on page 62.

Security Ownership of Certain Beneficial Owners and Management, page 63

17. Please disclose the natural persons who have investment or voting power with regard to the securities held by the entities.

Company Response

We have disclosed the natural persons who have investment or voting power with regard to the securities held by the entities.

18. Please also aggregate the shares attributable to SSM and/or Mr. Atonn Muhammed within each of their beneficial ownership amounts. It appears he has voting or investment power over the securities held by SSM. Please also apply this to the other beneficial owners listed on the table as necessary.

Company Response

We have modified the table on page 63 accordingly.

Financial Statements

Related Party Transactions, page F-24

19. We note your disclosure of $109,626 in expenses due to AVP. Please expand your disclosure to describe to what extent these accruals relate to the consulting agreement on page 36. If they are not related, please clarify the nature of these expenses.

Company Response

We have amended the disclosure to state “The Managing Partner of AVP is Timothy Neher, a former director of the Company and the only officer of the Company prior to March 7, 2011. From inception through March 31, 2013, the Company paid $1,800 cash to AVP and accrued $109,626 which included approximately $59,000 for accounting, $20,000 for legal expenses and $30,626 for general administrative expenses due to AVP.

On behalf of the Company, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Atonn Muhammad THE REAL HIP-HOP NETWORK, INC. By: /s/ Atonn Muhammad Atonn Muhammad